

May 29, 2015

<u>Via E-mail</u>
Jonathan Weinberg
General Counsel
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, VA 22203

> **Re: Evolent Health, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 26, 2015**
> **File No. 333-203852**

Dear Mr. Weinberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2015 letter.

<u>Unaudited pro forma consolidated financial information</u>

<u>Notes to unaudited pro forma consolidated financial information</u>

<u>Unaudited pro forma consolidated balance sheet – As of March 31, 2015, page 70</u>

1. We note your response to comment 6. Please expand your response about the long-term nature of your contracts. In your response, let us know the average term of your contracts and the related terms within the contract related to termination as well as extensions and renewals. Also, please specifically address any limitations that you have with respect to the years of historical experience Evolent Health LLC has due to its operating history.

Management's Discussion and Analysis, page 80

2. We note your response to comment 3 and the revised disclosure on pages 20 and 81 that you signed an amendment that "reduced overall contract value and significantly reduced revenue for future periods for that partner." We further note Piedmont WellStar Health Plan appears to be your third largest partner, representing 17% of revenues for the three months ended March 31, 2015. Please revise to quantify the reduced contract value, including quantifying how significantly revenue will be reduced and whether such reduction will begin immediately or clarify in which future periods.

Principal Stockholders, page 146

3. We note your organization chart on page 9 as well as your disclosure on page 146 regarding your greater than 5% stockholders. Please briefly revise your organization chart as well as your disclosure on page 146 to identify the individuals with dispositive and voting power over the shares held by TPG, UPMC or advise.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: William V. Fogg, Esq. (*via E-mail*)